SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 5, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated April 5, 2016: Nokia has supplemented its listing prospectus relating to the combination with Alcatel-Lucent

STOCK EXCHANGE RELEASE

April 5, 2016

Nokia has supplemented its listing prospectus relating to the combination with Alcatel-Lucent

Nokia Corporation
Stock Exchange Release
April 5, 2016 at 16:15 (CET +1)

Nokia has supplemented its listing prospectus relating to the combination with Alcatel-Lucent

Espoo, Finland - Nokia announced today that it has supplemented its English language listing prospectus dated October 23, 2015 relating to the combination with Alcatel-Lucent (together with the supplements of the listing prospectus dated November 16, 2015, February 2, 2016 and February 12, respectively, the “Listing Prospectus”). The Listing Prospectus will be used for the listing on Nasdaq Helsinki and Euronext Paris of the new Nokia shares to be issued as consideration for Alcatel-Lucent securities in connection with any further share issues relating to the combination of Nokia and Alcatel-Lucent.

On April 5, 2016, the Finnish Financial Supervisory Authority has approved the supplement to the Listing Prospectus (the “Supplement”) containing certain updates based on announcements and developments that have taken place after the approval of the Listing Prospectus, such as the filing of Nokia’s registration statement on Form 20-F with the U.S. Securities and Exchange Commission, containing, inter alia, updated risk factors relating to Nokia and Nokia’s audited financial statements for the year ended December 31, 2015.

The Supplement will be notified by the Finnish Financial Supervisory Authority to the French stock market authority Autorité des Marchés Financiers in accordance with the EU Prospectus Directive.

The Supplement is attached to this stock exchange release and will, together with the Listing Prospectus, be available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction as of April 5, 2016. The Supplement will also be available at the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland, and at the head office of Nokia at Karaportti 3, FI-02610 Espoo, Finland, as of April 6, 2016.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will”, “to be”, and similar expressions. These forward-looking statements include statements relating to: the use of the Listing Prospectus and notification to the Autorité des Marchés Financiers (“AMF”). These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: Nokia’s ability to comply with the relevant securities regulations, as well as other risk factors listed from time to time in Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and the AMF.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F; reports furnished on Form 6-K; and any other documents that Nokia or Alcatel-Lucent have filed with the SEC or the AMF. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Nokia’s businesses or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal